
19005454

DB

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Proces

FEB 19 2019

Washington, DC

| SEC FILE NUMBER |
| --- |
| 8-49491 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY                                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cheval Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 N Pitt Street, #110

(No. and Street)

| Alexandria | Virginia | 22314 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Francis Stiff, 703-549-7390

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC

(Name – *if individual, state last, first, middle name*)

| 900 Circle 75 Parkway SE, #1100   Atlanta | | Georgia | 30339 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, Francis Stiff _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Cheval Capital, Inc. _____, as
of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

State of Florida
County of Miami-Dade

Sworn to (or affirm) and subscribed before me this 13 day of
Feb ____, 20 19 by Francis Stiff

Personally known ___ OR Produced Identification ____
Type of Identification Produced VA DC # B24647762

Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEVAL CAPITAL, INC.


FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION


WITH


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


December 31, 2018

CHEVAL CAPITAL, INC.


Financial Statements
And Supplementary Information

Year Ended December 31, 2018


Table of Contents


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


FINANCIAL STATEMENTS:

   Statement of Financial Condition

   Statement of Operations

   Statement of Changes in Stockholder's Equity

   Statement of Cash Flows

   Notes to Financial Statements


SUPPLEMENTARY INFORMATION:

   Computation of Net Capital Under Rule 15c3-1
   of the Securities and Exchange Commission

   Computation for Determination of Reserve Requirements
   Under Rule 15c3-3 of the Securities and Exchange Commission

   Information Relating to Possession or Control Requirements
   Under Rule 15c3-3 of the Securities and Exchange Commission


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - EXEMPTION REPORT

BROKER DEALER ANNUAL EXEMPTION REPORT

# RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

## REPORT OF INDEPENDENT
## REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cheval Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cheval Capital, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the company's auditor since 2011.

February 5, 2019
Atlanta, Georgia

*Rubio CPA, PC*

Rubio CPA, PC

CHEVAL CAPITAL, INC.

Statement of Financial Condition

December 31, 2018

ASSETS

| | | |
|---|---|---|
| Cash | $ | 94,297 |
| Accounts receivable, net of allowance of $7,150 | | – |
| Property and equipment, net of depreciation of $40,890 | | 1,700 |
| Other assets | | 2,569 |
| TOTAL | $ | 98,566 |

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

| | | |
|---|---|---|
| Due to related party | $ | 3,345 |
| Total Liabilities | | 3,345 |

STOCKHOLDER'S EQUITY:

| | | |
|---|---|---|
| Common Stock - $ 0.01 Par Value; Authorized 1,000 Shares; Issued 100 Shares | | 1 |
| Additional paid-in capital | | 43,349 |
| Retained earnings | | 51,871 |
| Total Stockholder's Equity | | 95,221 |
| TOTAL | $ | 98,566 |

The accompanying notes are an integral part of
these financial statements.

- 3 -

CHEVAL CAPITAL, INC.

Statement of Operations

Year Ended December 31, 2018

| REVENUES: | | |
|---|---|---|
| Fee income | $ | 13,207 |
| Interest income | | 54 |
| | | |
| Total Income | | 13,261 |
| | | |
| EXPENSES: | | |
| Officers' compensation and benefits | | 2,186 |
| Occupancy costs | | 4,645 |
| Depreciation | | 892 |
| Technology and Communications | | 1,510 |
| Other operating expenses | | 29,559 |
| | | |
| Total Expenses | | 38,792 |
| | | |
| NET LOSS | $ | (25,531) |

The accompanying notes are an integral part of
these financial statements.

CHEVAL CAPITAL, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2018

| | Capital Stock | | Additional | | Total |
| | Common | | Paid-in | Retained | Stockholder's |
| | Shares | Amount | Capital | Earnings | Equity |
|---|---|---|---|---|---|
| Balance, beginning | 100 | $ 1 | $ 43,349 | $ 147,402 | $ 190,752 |
| Net Loss | | | | (25,531) | (25,531) |
| Cash Distributions to Shareholder | | | | (70,000) | (70,000) |
| Balance, ending | 100 | $ 1 | $ 43,349 | $ 51,871 | $ 95,221 |

The accompanying notes are an integral part of
these financial statements.

# CHEVAL CAPITAL, INC.

## Statement of Cash Flows

### Year Ended December 31, 2018

| | | |
|---|---:|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net Loss | $ | (25,531) |
| Adjustments to reconcile net loss to net cash | | |
| used in operating activities: | | |
| Depreciation | | 892 |
| Changes in assets and liabilities: | | |
| (Increase) Decrease: | | |
| Accounts receivable | | 12,846 |
| Increase (Decrease): | | |
| Due to related party | | (517) |
| | | |
| Net cash used in operating activities | | (12,310) |
| | | |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Cash distributions to shareholder | | (70,000) |
| | | |
| Net cash used in financing activities | | (70,000) |
| | | |
| | | |
| Net decrease in cash | | (82,310) |
| | | |
| Cash - beginning of year | | 176,607 |
| | | |
| Cash - end of year | $ | 94,297 |

The accompanying notes are an integral part of
these financial statements.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cheval Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia corporation incorporated on July 12, 1996.

The Company provides investment banking services to corporate clients. Services include primarily acting as a placement agent in private equity and debt offerings among other services.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Revenue Recognition

Fee income is recorded as earned with billed but not paid amounts reflected as accounts receivable and amounts received but not yet earned reflected as deferred fee income.

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supercedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606.) The Company adopted this standard effective January 1, 2018

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five step process to accomplish this core principle, including;
- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of a success fee based transaction as this satisfies the only performance obligation identified in accordance with this standard.

Application of the standard in 2018 had no effect on reported financial position, results of operations or related disclosures.

### Cash and Cash Equivalents

The Company maintains its demand deposits in a high quality financial institution. Balances at times may exceed federally insured limits.

### Concentration of Risk

The Company had revenue from one customer that represented approximately 100% of total revenue for the year ended December 31, 2018.

### Fair Value of Financial Instruments

The Company's financial instruments are cash, accounts receivable, accounts payable, and accrued expenses. The recorded values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate their fair value based on their short term nature.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Accounts Receivable
The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The Company's only receivable is of uncertain collectability and as such fully offset by a matching allowance for doubtful accounts in the accompanying financial statements.

### New Accounting Pronouncements
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

### Property and Equipment
Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (primarily five years). When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. The cost of maintenance and repairs is charged to expense as incurred, whereas renewals and betterments are capitalized.

### Advertising
Advertising costs are expensed as incurred. The Company had no direct Advertising expense for the year ended December 31, 2018. The Company was allocated $2,723 of Business Development costs under its Administrative Services Agreement (Note 7.)

### Income Taxes
The Company has elected to be taxed as a S Corporation. Therefore the income or losses of the Company flow through to the Stockholder and no income taxes are reported in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following at December 31, 2018:

| | |
|---|---|
| Furniture and fixtures | $ 29,550 |
| Office equipment | 3,020 |
| Leasehold improvements | 10,020 |
| | 42,590 |
| Less Accumulated depreciation | (40,890) |
| | $ 1,700 |

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $ 90,952, which was $ 85,952 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .04 to 1.00.

NOTE 5 - PENSION PLAN

The Company maintains a defined contribution profit sharing plan for all employees meeting minimum eligibility requirements. No contribution was paid into the plan for the year ended December 31, 2018.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

CHEVAL CAPITAL, INC.

Notes to Financial Statements

December 31, 2018


NOTE 7 - ADMINISTRATIVE SERVICES AGREEMENT

The Company has an Administrative Services agreement (the "Agreement") with Cheval M&A Inc, an entity with the same principals as the Company and similar ownership. The Agreement provides that Cheval M&A will furnish various business, administrative, personnel and other services as the Company may require including such things as office space, business development, and paymaster services, among others. The Company reimburses Cheval M&A for these services monthly either on a shared basis, based on time spent during the month, or actual direct costs incurred.

The amount expensed in the financial statements for 2018 under the arrangement is approximately $16,413. $3,345 of the amount payable to related party at December 31, 2018 arose from this arrangement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if this arrangement did not exist.


NOTE 8 - LEASES AND RELATED PARTY

The Company is a co-tenant with a related party under an office premises lease. Rent allocated to the Company for 2018 was determined based on the Administrative Services Agreement and amounted to $4,645.

Future minimum lease payments under the offices premises lease are the following;

| | |
|---|---|
| 2019 | $56,820 |
| 2020 | $58,240 |
| Total | $115,060 |

The Company will be allocated a portion of these payments in accordance with the Administrative Services Agreement.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

**Cheval Capital, Inc.**

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2018

NET CAPITAL:
  Total stockholder's equity qualified for net capital      $    95,221

Deductions and/or charges:
  Nonallowable assets:

| | | |
|---|---:|---:|
| Accounts receivable | $     – | |
| Property and equipment | 1,700 | |
| Other assets | 2,569 | 4,269 |

TOTAL NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS
(tentative net capital)             90,952

Haircuts on securities                 –

NET CAPITAL              $    90,952

AGGREGATE INDEBTEDNESS:
  Items included in statement of financial condition:
    Liabilities             $     3,345

      Total aggregate indebtedness      $     3,345

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
  Minimum net capital required (Company)      $     5,000

  Excess net capital          $    85,952

Net capital less greater of (a) 120% of minimum net
capital; or (b) 10% of aggregate indebtedness      $    84,952

  Ratio: Aggregate indebtedness to net capital      0.04   to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
There is no material difference from the Company's computation, therefore
a reconciliation is not included.

Cheval Capital, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2018

The Company has claimed exemption from the provisions of rule 15c3-3 of the
Securities and Exchange Commission under paragraph (k)(2)(i).

Cheval Capital, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2018

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

# RUBIO CPA, PC
## CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cheval Capital, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cheval Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cheval Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Cheval Capital, Inc. stated that Cheval Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cheval Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cheval Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 5, 2019
Atlanta, GA

*Rubio CPA, PC*

Rubio CPA, PC



## CHEVAL
### CAPITAL, INC
#### INVESTMENT BANKING

**BROKER DEALERS ANNUAL EXEMPTION REPORT**

Cheval Capital, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Cheval Capital, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Francis Stiff, President
January 1, 2019